SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                    Qwest Communications International Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   74912110 9
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Ray E. Winborne
                              BellSouth Corporation
                            15G03 Campanile Building
                              1155 Peachtree Street
                           Atlanta, Georgia 30309-3610
                                 (404) 249-3035
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  May 27, 1999
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ]

                         (Continued on following pages)

--------------------------------------         ------------------------------
         CUSIP No. 74912110 9            13D
                   ----------
--------------------------------------         ------------------------------
----- -----------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION
      NO. OF ABOVE PERSON
      BellSouth Corporation                        58-1533433
----- -----------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF                 (a)[ ]
      A MEMBER OF A GROUP                          (b)[ ]
----- -----------------------------------------------------------------------
3     SEC USE ONLY

----- -----------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC/OO
----- -----------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL
      PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]
----- -----------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF
      ORGANIZATION
      Georgia
---------------------------------- ------------------------------------------
Number of Shares        7      SOLE VOTING POWER                   74,000,000
beneficially owned      ------ ----------------------------------------------
by each reporting       8      SHARED VOTING POWER                 0
person with             ------ ----------------------------------------------
                        9      SOLE DISPOSITIVE POWER              74,000,000
                        ------ ----------------------------------------------
                        10     SHARED DISPOSITIVE POWER            0
--------- ---------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,000,000 shares of Qwest Communications International, Inc.
          Common Stock
--------- ---------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES             Not applicable
--------- ---------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  10%

--------- ---------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          HC/CO
--------- ---------------------------------------------------------------------

ITEM 1.  Security and Issuer.

         The title of the class of equity securities to which this Schedule relates is the common stock, $0.01 par value per share ("Qwest Common Stock"), of Qwest Communications International Inc., a Colorado corporation ("Qwest"). The address of Qwest's principal executive office is 700 Qwest Tower, 555 Seventeenth Street, Denver, Co. 80202.

ITEM 2.  Identity and Background.

         The following information is given with respect to the persons filing this Statement:

         (a) BellSouth  Corporation,  a Georgia corporation  ("BellSouth").  See
Exhibit 1 attached hereto for information with respect to the identity and background of the directors and executive officers of BellSouth, which information is hereby incorporated by reference herein.

         (b) The principal executive offices of BellSouth are located at 1155 Peachtree Street, Atlanta, Georgia 30309-3610.

         (c)  BellSouth  is  a  holding  company  providing   telecommunications
services, systems and products primarily through two wholly-owned subsidiaries, BellSouth Telecommunications, Inc. and BellSouth Enterprises, Inc.

         (d) BellSouth has not, during the last five years, been convicted in a criminal proceeding.

         (e) BellSouth has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Not applicable to BellSouth.

         The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of BellSouth are as set forth on Exhibit 1.

         To the knowledge of BellSouth, none of such persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         To the knowledge of BellSouth, all such persons are citizens of the United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     On May 27, 1999, BellSouth acquired 74,000,000 shares of the Common Stock of Qwest. BellSouth purchased 40,700,000 of these shares directly from Qwest for a total of $1.923 billion. BellSouth purchased the other 33,300,000 shares from the Anschutz Company for a total of $1.573 billion. BellSouth utilized $1.5 billion of its existing working capital and issued $2.0 billion in commercial paper to fund the initial purchase. BellSouth anticipates that it will permanently refinance the commercial paper with long-term debt as soon as is practicable.

ITEM 4.  Purpose of Transaction.

         The purpose of the acquisition of the Qwest Common Stock by BellSouth is to acquire an equity position in Qwest and to complement the strategic relationship contemplated by the Master Agreement described in Item 6 below.

     Pursuant to the Common Stock Purchase Agreement, dated as of April 19, 1999, between Qwest and BellSouth (as assignee of BellSouth Enterprises, Inc.) (the "Qwest Purchase Agreement"), BellSouth is generally prohibited from acquiring shares of Qwest Common Stock if it would result in BellSouth beneficially owning more than 20% of the shares of Qwest Common Stock, except as approved by the Qwest Board of Directors. The maximum ownership percentage will be increased or terminated if Qwest or Anschutz Company sell shares of Qwest Common Stock to third parties on certain specified terms. BellSouth has considered and continues to explore, including with the Company, various alternatives relating to BellSouth's interest in the Company, including transactions which may result in the acquisition of a control position in or combination with the Company. BellSouth has also considered and continues to explore other strategic and commercial relationships with the Company and other actions of the type described in items (a) through (j) of Item 4 of Schedule 13D. Based on the respective objectives of the Company and BellSouth, the regulatory and competitive environment, and other factors that BellSouth deems relevant, BellSouth will determine whether to take any of these actions.

     BellSouth has agreed generally to not transfer any shares of Qwest Common Stock for two years (or earlier under certain circumstances including termination of the Master Agreement). After the general transfer restriction has terminated, BellSouth will remain obligated not to sell shares of Qwest Common Stock to a party if it would result in the party owning more than 5% of Qwest's then issued and outstanding Common Stock and not selling more than a specified volume of shares of Qwest Common Stock within specified periods of time.

         Qwest has agreed that it will not repurchase shares of Qwest Common Stock, reorganize its capital structure, or take other similar action that would result in BellSouth beneficially owning more than 10% of the shares of Qwest Common Stock then issued and outstanding.

         Until such time as BellSouth and Qwest agree that BellSouth has obtained all necessary federal and state regulatory approvals to provide originating landline, interLATA long-distance service (and currently prohibited terminating services) in five states (including either Florida or Georgia) pursuant to the Communications Act of 1934, as amended by the Telecommunications Act of 1996, BellSouth is entitled to receive copies of all materials delivered to Qwest's Board of Directors, and to have certain, periodic meetings with the Chairman of the Board, Chief Executive Officer or President of Qwest to be informed of discussions relating to the strategic plans of Qwest that took place at any Qwest Board of Directors meeting, subject to certain confidentiality obligations of BellSouth, Qwest's right to withhold certain materials or information and other restrictions. Thereafter, BellSouth is entitled to designate one nominee to Qwest's Board of Directors (until termination of the Master Agreement or transfer by BellSouth of more than 18,500,000 shares of Qwest Common Stock).

         The Qwest Purchase Agreement includes an agreement by BellSouth that it will not become a member of a Group with respect to the Qwest Common Stock or other equity securities of Qwest or participate in a proxy contest or solicitation in opposition to any matter which has been recommended, or in favor of any matter which has not been approved, by the Qwest Board of Directors. BellSouth may make a bona fide written proposal to the Qwest Board of Directors that contemplates an acquisition or certain other transactions effecting a change of control of Qwest (an "Acquisition Proposal") which is subject to approval by the Qwest Board of Directors and does not require Qwest to make a public announcement. BellSouth has agreed that it will not otherwise, without approval of the Qwest Board of Directors, take any actions with respect to any Acquisition Proposal (including one made by BellSouth) that would require Qwest to make a public announcement.

         Upon the occurrence of certain events, including Qwest's receiving an Acquisition Proposal from a third party and not rejecting it within 10 days or announcement by Qwest that it is for sale, the restrictions set forth in the immediately preceding paragraph will terminate. Qwest has agreed to provide notice to BellSouth within 10 days after it receives any Acquisition Proposal.


ITEM 5.  Interest in Securities of the Issuer.

         (a) As at the date hereof, BellSouth beneficially owns and has the power to vote an aggregate of 74,000,000 shares of Qwest Common Stock representing approximately 10% of Qwest Common Stock. Neither BellSouth nor, to the knowledge of BellSouth, any director or officer of BellSouth identified in
Item 2 owns any other shares of Qwest Common Stock or has the right to purchase any other shares of Qwest Common Stock except as set forth below:

                  Name           Number of Shares
             ----------------    -----------------
             Jere A. Drummond         2,332
             David J. Markey          3,166
             John G. Medlin, Jr.      2,332

         (b) Except as provided herein with respect to the Purchase Agreement, BellSouth does not possess sole or shared voting or dispositive power over any of the shares of Qwest Common Stock covered by this Schedule.

         (c) No transactions in Qwest Common Stock other than those reported in this Schedule have been effected by BellSouth or, to the knowledge of BellSouth, any director or officer of BellSouth identified in Item 2, within the past 60 days.

         (d) To BellSouth's knowledge and except as provided herein, each Stockholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Qwest Securities.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.


         On April 19, 1999, BellSouth and Qwest entered into the Qwest Purchase Agreement and a Registration Rights Agreement; Qwest Communications Corporation (a wholly owned subsidiary of Qwest) and BellSouth Value Added Services Holdings, Inc. (a direct wholly owned subsidiary of BellSouth) entered into a Master Agreement; and BellSouth and Anschutz Company entered into a Common Stock Purchase Agreement (the "Anschutz Purchase Agreement").

         Pursuant to the Master Agreement, Qwest and BellSouth (or its subsidiaries and affiliates) have agreed to a broad alliance to coordinate the marketing, sale and delivery of their respective products to customers and over time, and as permitted by law, to offer customers a full suite of voice and data products (including internet protocol based products) utilizing their respective physical assets (such as transport, switching and systems).

         The Qwest Purchase Agreement provided for the purchase by BellSouth from Qwest of 40,700,000 shares of Qwest Common Stock (as adjusted for Qwest's two-for-one stock split that occurred on May 24, 1999). A copy of the Qwest Purchase Agreement is included as an Exhibit hereto and is incorporated herein by reference. Various provisions of the Purchase Agreement are discussed in Item 4, above.

         The Registration Rights Agreement provides for various demand and piggy-back registration rights of BellSouth, and includes customary provisions relating to registration procedures, payment of expenses and indemnification. Under the Registration Rights Agreement following expiration of the general restriction on transfer of shares of Qwest Common Stock set forth in the Qwest Purchase Agreement as described in Item 4, BellSouth will have unlimited demand registrations, subject to various limitations (including the prohibition on sale to a third party if it would result in such party beneficially owning 5% of Qwest's Common Stock and the volume restrictions as described in Item 4 above). BellSouth also has unlimited piggy-back registration rights, subject to certain restrictions, for a period of ten years from April 19, 1999. A copy of the Registration Rights Agreement is included as an Exhibit and is incorporated herein by reference.

         The Anschutz Purchase Agreement provided for the purchase by BellSouth from Anschutz Company of 33,300,000 shares of Qwest Common Stock (as adjusted for Qwest's two-for-one stock split that occurred on May 24, 1999). A copy of the Anschutz Purchase Agreement is included as an Exhibit and incorporated herein by reference.

         The preceding summary of the above agreements is not intended to be complete and is qualified in its entirety by reference to the full text of the Qwest Purchase Agreement, the Registration Rights Agreement and the Anschutz Purchase Agreement, copies of each of which are filed as an Exhibit hereto.

         Except as set forth herein, BellSouth does not, nor to the best knowledge of BellSouth, does any director or executive officer of BellSouth, have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Qwest, including, but not limited to, transfer or voting of any securities of Qwest, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  Material to be Filed as Exhibits.

         Filed herewith are these exhibits:

         (1) Name, business address, citizenship, present principal occupation, address and principal business of the organization in which each Director and Executive Officer of BellSouth Corporation is employed.

         (2) Common Stock Purchase Agreement dated April 19, 1999, between BellSouth Corporation and Qwest Communications International Inc.

         (3) Common Stock Purchase Agreement dated April 19, 1999, between BellSouth Corporation and Anschutz Company.

         (4)  Registration   Rights  Agreement  dated  April  19,  1999  between
BellSouth Corporation and Qwest Communications International Inc.

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.
                                           BELLSOUTH CORPORATION



                                           By:   /s/ W. Patrick Shannon
                                                 ------------------------
                                                  W. Patrick Shannon
                                                  Vice President and Controller
                                           Date:  June 7, 1999